UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Acorda Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title and Class of Securities)

00484M106

(CUSIP Number)

Samantha Nasello

Scopia Capital Management LP

152 West 57th St., 33rd Floor

New York, NY 10019

(212) 370-0303

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 4, 2017

(Date of Event Which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

Schedule 13D

CUSIP No. 00484M106

(1)	Name of Reporting Persons: Scopia Capital Management LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 7,708,527
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 7,708,527
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,708,527
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 16.5%*
(14)	Type of Reporting Person (See Instructions): PN, IA

*	Based on 46,659,426 shares of Common Stock of Acorda Therapeutics, Inc. (the “Issuer”) outstanding as of April 30, 2017, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on May 9, 2017.

Schedule 13D

CUSIP No. 00484M106

(1)	Name of Reporting Persons: Scopia Management, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 7,708,527
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 7,708,527
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,708,527
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 16.5%*
(14)	Type of Reporting Person (See Instructions): CO, HC

*	Based on 46,659,426 shares of Common Stock of the Issuer outstanding as of April 30, 2017, as reported in the Issuer’s Form 10-Q filed with the SEC on May 9, 2017.

Schedule 13D

CUSIP No. 00484M106

(1)	Name of Reporting Persons: Matthew Sirovich
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 7,708,527
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 7,708,527
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,708,527
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 16.5%*
(14)	Type of Reporting Person (See Instructions): HC, IN

*	Based on 46,659,426 shares of Common Stock of the Issuer outstanding as of April 30, 2017, as reported in the Issuer’s Form 10-Q filed with the SEC on May 9, 2017.

Schedule 13D

CUSIP No. 00484M106

(1)	Name of Reporting Persons: Jeremy Mindich
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 7,708,527
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 7,708,527
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,708,527
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 16.5%*
(14)	Type of Reporting Person (See Instructions): HC, IN

*	Based on 46,659,426 shares of Common Stock of the Issuer outstanding as of April 30, 2017, as reported in the Issuer’s Form 10-Q filed with the SEC on May 9, 2017.

Schedule 13D

ITEM 1.	SECURITY AND ISSUER

The class of equity security to which this statement on Schedule 13D relates is the Common Stock, par value $0.001 per share (the “Common Stock”) of Acorda Therapeutics, Inc. (the “Issuer”), a Delaware corporation. The address of the principal executive offices of the Issuer is 420 Saw Mill River Road, Ardsley, NY 10502.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	IDENTITY AND BACKGROUND

(a) The persons filing this Schedule 13D (collectively, the “Reporting Persons”) are:

1.	Scopia Capital Management LP (“Scopia Capital”)

2.	Scopia Management, Inc. (“Scopia Management”)

3.	Matthew Sirovich

4.	Jeremy Mindich

(b) The business address or address of its principal office, as applicable, of the Reporting Persons is:

152 West 57th St., 33rd Floor

New York, NY 10019

(c) Each of the Reporting Persons is engaged in the business of investing. Scopia Capital’s principal business is serving as investment manager to certain private investment funds and a certain managed account (collectively, the “Investment Vehicles”). Scopia Management’s principal business is serving as the general partner of Scopia Capital. The principal business of each of Messrs. Sirovich and Mindich is serving as a Managing Director of Scopia Management.

(d) and (e) During the past five years, none of the Reporting Persons nor any of the Investment Vehicles has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship with respect to a natural person or state of organization with respect to an entity, as applicable, of the Reporting Persons is as follows:

1.	Scopia Capital – Delaware

2.	Scopia Management – New York

3.	Matthew Sirovich – United States

4.	Jeremy Mindich – United States

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The aggregate purchase price of the shares of Common Stock directly held by the Investment Vehicles reported herein was $178,109,588. The shares of Common Stock directly held by the Investment Vehicles were purchased with the working capital of the Investment Vehicles (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). All shares of Common Stock reported herein were purchased in open market transactions through a broker.

ITEM 4.	PURPOSE OF TRANSACTION

The shares of Common Stock directly held by the Investment Vehicles and beneficially owned by the Reporting Persons reported herein were acquired for investment purposes in the belief that the shares of Common Stock are undervalued and represent an attractive investment opportunity.

On August 7, 2017, Scopia Capital submitted a letter (the “Letter”) to the Issuer’s Board of Directors (the “Board”) stating that while Scopia Capital has admired the business the Issuer has built, Scopia Capital believes that it is time for the Issuer’s management and Board to pursue an immediate review of all strategic alternatives, including sale of the Issuer. Although Scopia Capital states in the Letter that it believes that the Issuer has the capital to remain a standalone company at this time, Scopia Capital states that continuing to pursue an independent strategy presents significant risk for shareholders. Scopia Capital in the Letter urges the Board to engage actively with any parties expressing an interest in discussions regarding a potential transaction and to form a special committee to oversee the review of strategic alternatives.

The foregoing description of the Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter, which is filed as Exhibit 99.2 and is incorporated herein by reference.

The Reporting Persons have had discussions with members of the Issuer’s management and members of the Issuer’s Board in connection with the Reporting Persons’ investment in the Issuer and may from time to time have further discussions with directors and officers of the Issuer, or discussions with other shareholders or third parties regarding the Issuer’s business operations, strategies, capital structure and other matters related to the Issuer. These discussions may review options for maximizing shareholder value such as evaluating the potential sale of the Issuer, enhancing the Issuer’s corporate governance, improving capital or asset allocation or various strategic alternatives or operational or management initiatives, including one or more items in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Issuer’s securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may include: (i) acquiring additional shares of Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 46,659,426 shares of Common Stock outstanding as of April 30, 2017, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 9, 2017.

The Investment Vehicles have delegated to Scopia Capital sole voting and investment power over the securities held by the Investment Vehicles pursuant to their respective Investment Management Agreements with Scopia Capital. As a result, each of Scopia Capital, Scopia Management, as the general partner of Scopia Capital, and Messrs. Sirovich and Mindich, as Managing Directors of Scopia Management, may be deemed to exercise voting and investment power over the shares of Common Stock directly held by the Investment Vehicles. The Investment Vehicles specifically disclaim beneficial ownership of the securities of the Issuer directly held by them by virtue of their inability to vote or dispose of such securities as a result of their respective Investment Management Agreements with Scopia Capital.

(c) Transactions by the Reporting Persons (on behalf of the Investment Vehicles) effected during the past 60 days are set forth in Schedule A below and such information is incorporated herein by reference.

(d) The disclosure regarding the relationship between the Reporting Persons in Item 2(c) of this Schedule 13D is incorporated by reference herein. All securities reported in this Schedule 13D are directly held by the Investment Vehicles, all of which are investment management clients of Scopia Capital. None of the Investment Vehicles individually directly holds more than 5% of the Issuer’s outstanding shares of Common Stock. The limited partners of (or investors in) each of the Investment Vehicles have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held for the accounts of their respective Investment Vehicles in accordance with their respective limited partnership interests (or investment percentages) in their respective Investment Vehicles.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

99.1	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons.

99.2	Letter to the Board of Directors of Acorda Therapeutics, Inc., dated August 7, 2017.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of August 7, 2017

SCOPIA CAPITAL MANAGEMENT LP

By:	Scopia Management, Inc., its general partner

By:	/s/ Matthew Sirovich
Name:	Matthew Sirovich
Title:	Managing Director

SCOPIA MANAGEMENT, INC.

By:	/s/ Matthew Sirovich
Name:	Matthew Sirovich
Title:	Managing Director

By:	/s/ Matthew Sirovich

By:	/s/ Jeremy Mindich

SCHEDULE A

TRANSACTIONS

The following table sets forth all transactions by the Reporting Persons (on behalf of the Investment Vehicles) with respect to shares of Common Stock effected in the last 60 days, inclusive of any transactions effected through 4:00 p.m., New York City time, on August 4, 2017. Except as otherwise noted below, all such transactions were purchases of Common Stock effected in the open market, and the table excludes commissions paid in per share prices.

Scopia Capital Management LP
Nature of Transaction	Shares of Common Stock Purchased/(Sold)	Price Per Share ($)	Date of Purchase / Sale
Purchase	70,000	$21.7001	7/24/2017
Purchase	14,621	$22.2294	7/24/2017
Purchase	50,000	$22.30	7/24/2017
Purchase	200,000	$22.8084	7/25/2017
Purchase	100,000	$22.8179	7/25/2017
Purchase	50,000	$23.0250	7/25/2017